UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	Royal Bank of Canada

B.	This is (select one):

☒ an original filing for the Filer

☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant	Royal Bank of Canada
	Form type	S-8
	File Number	333-287969
	Filed by	Royal Bank of Canada
	Date Filed (if filed concurrently, so indicate)	Filed concurrently with Form F-N

D.	The Filer is a Schedule I bank under the Bank Act (Canada) and has its principal place of business at 200 Bay Street, Royal Bank Plaza Toronto, Ontario, Canada M5J 2J5, telephone (416) 974-5151.

E.

The Filer designates and appoints Cogency Global Inc. (the “Agent”), located at 122 East 42nd Street, 18th Floor New York, NY 10168, telephone (212) 947-7200, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission, and

(b)   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.

Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 12th day of June, 2025.

Filer: Royal Bank of Canada

By:	/s/ Sarabjeet Bhaura
Name:	Sarabjeet Bhaura
Title:	Vice President, Total Rewards Delivery

This statement has been signed by the following persons in the capacities indicated and on this 12th day of June, 2025.

Cogency Global Inc.
Authorized Representative

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Sr. Vice President on behalf of Cogency Global Inc

Royal Bank of Canada

Certificate

I, Nicholas Sharratt, Managing Counsel, Corporate Governance & Assistant Secretary of Royal Bank of Canada (the “Bank”), do hereby certify that (i) the following resolution of the Bank, which authorizes Cogency Global Inc., as agent for service of process in the United States, is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 28th day of May, 2025, and (ii) said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

“RESOLVED . .. . THAT Cogency Global Inc. is designated and appointed as the Bank’s agent for the service of process in connection with the New Registration Statement and any one of the following officers of the Bank, viz; the President and Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, a Group Head, the Chief Legal & Administrative Officer, the Chief Human Resources Officer, a Senior Executive Vice-President, an Executive Vice-President, the Chief Audit Executive, a Senior Vice-President, a Regional President, a Vice-President, or any other duly appointed officer of the Bank (herein individually or collectively referred to as “Officers”), and each of and any of them, is authorized to, for and on behalf of the Bank, execute and file with the Commission a consent to service of process and power of attorney on Form F-N and/or Form F-NA appointing Cogency Global Inc. as such agent for service for the New Registration Statement on Form S-8”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, in the Province of Ontario, Country of Canada, this 12th day of June, 2025.

By:	/s/ Nicholas Sharratt
Name:	Nicholas Sharratt
Title:	Managing Counsel, Corporate Governance & Assistant Secretary